Exhibit 99.2

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2020 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	44,175	44,318	38,435	174,600
2	Cost of revenues	19,420	21,510	18,576	80,591
3	Gross profit (1 - 2)	24,755	22,808	19,859	94,009
4	Selling, general and administrative expenses	12,786	12,177	12,065	50,129
5	Research and development expenses	3,980	4,190	3,609	15,410
6	Impairment of non current assets	-	7	-	16,767
7	Other income, net	(118)	(168)	(3,759)	(4,290)
	Total operating expenses	16,648	16,206	11,915	78,016
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	8,107	6,602	7,944	15,993
	Finance income	838	665	690	2,461
	Finance expense	(233)	(230)	(297)	(983)
9	Finance income, net	605	435	393	1,478
10	Share of profit of equity accounted investees, net of tax	77	105	163	561
11	Profit before tax (8 + 9 + 10)	8,789	7,142	8,500	18,032
12	Tax expense/(benefit), net	2,996	(500)	1,872	(1,466)
13	Profit for the period / year (11 -12)	5,793	7,642	6,628	19,498
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	34.94	46.10	39.98	117.63
	Diluted earnings per share of Rs.5/- each	34.86	46.01	39.91	117.40
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,090	8,673	5,933	31,657
	b) Global Generics	35,075	36,398	32,982	138,123
	c) Proprietary Products	56	2	281	7,949
	d) Others	491	723	633	2,781
	Total	45,712	45,796	39,829	180,510
	Less: Inter-segment revenues	1,537	1,478	1,394	5,910
	Net revenue from operations	44,175	44,318	38,435	174,600

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,856	2,043	325	6,190
	b) Global Generics	21,526	20,332	19,007	78,449
	c) Proprietary Products	56	(7)	207	7,744
	d) Others	317	440	320	1,626
	Total	24,755	22,808	19,859	94,009
	Less: Selling and other un-allocable expenditure, net of other income	15,966	15,666	11,359	75,977
	Total profit before tax	8,789	7,142	8,500	18,032

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board on 29 July 2020 and approved by the Board of Directors of the Company at their meeting held on 29 July 2020. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited’s branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. The Company is in the process of determination of the fair value of consideration transferred, assets acquired and liabilities assumed. As at 30 June 2020, the Company, on a provisional basis, recognised Rs. 373 million and Rs. 14,141 million towards property, plant and equipment and intangible assets, respectively. The acquisition pertains to the Company's Global Generics segment.

3	"Other income, net" for the quarter ended 30 June 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

4	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

5	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:
- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;
- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

6	"Revenues" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

7	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

8	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2020.

9	The figures of the quarter ended 31 March 2020 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

10	The results for the quarter ended 30 June 2020 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2020	Co-Chairman & Managing Director